[FIAT LETTERHEAD]

February 2, 2007

VIA EDGAR AND FACSIMILE (202) 942-9648

Ms. Jean Yu
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549

USA

Re: Comment Letter of December 18, 2006 (Files No. 001-10108)

Dear Ms. Yu:

We refer to the comment letter, dated December 18, 2006 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) of Fiat S.p.A. (“Fiat” or “the Company”).

This letter sets forth Fiat’s responses to each of the Staff’s comments contained in the Comment Letter. In accordance with the Staff’s request, we are submitting this letter through EDGAR as confidential correspondence, as well as providing this additional courtesy copy via fax.

This letter is being supplied on a confidential basis, and Fiat requests that the supplemental information contained in our responses to Staff comments nos. 15 and 26 be kept strictly confidential. The supplemental information contained in these responses includes information that we consider highly sensitive to our business objectives and operations, the disclosure of which could compromise our competitive position and/or create confusion among analysts and investors. In particular, the supplemental information provided in our responses to Staff comments nos. 15 and 26 includes detailed information regarding our accounting treatment of a put option held by our competitor Renault with regard to its remaining minority interest in our Teksid subsidiary, including details of the value we have assigned to such interest for accounting purposes. Such detailed information is not required to be disclosed by either IFRS or US GAAP, has therefore not been, and will not be, made public by Fiat in any way, and public disclosure of such information would be competitively damaging to Fiat as regards its on-going relations with Renault, including but not limited to the possibility that a dispute with respect to such option may arise.

By separate letter we are requesting confidential treatment of this letter pursuant to Rule 83 of the Securities and Exchange Commission’s Rules on Information Requests, 17 C.F.R. § 200.83. If any person (outside of the Commission staff) asks for an opportunity to copy this letter or the attached enclosures, we request that we be notified immediately of such request (including but not limited to being provided with the request itself) and be given advance notice of any intended release so that we may, if deemed necessary or appropriate, substantiate the request for confidential treatment at the appropriate time and pursue the remedies available.

For ease of reference, we have repeated the Staff’s comments in italicized text preceding each of our responses.

FIAT S.p.A. FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

Item 3. Key Information
Selected Financial Data, page 5

1.  Please revise your Selected Financial data to include disclosure of your revenues, operating income, and total assets as determined in accordance with US GAAP for all periods presented in your selected financial data. Refer to the requirements outlined in Instruction 2 to Item 3.A. of Form 20-F.

Fiat Response:

We will comply with the Staff's request by providing disclosure regarding revenues, operating income and total assets as determined under US GAAP for all periods presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”) and future filings. Please also refer to our response to Staff comment no. 17.

Capital Resources, page 92

2.  We note the disclosure on page 92 indicating that at December 31, 2005, the company’s receivables included receivables sold and financed through both securitization and factoring transactions of €9,604 million which do not meet IAS derecognition requirements and must therefore be recorded on the balance sheet even though they have been legally sold. Please tell us how you account for these receivables sold and securitized for US GAAP purposes. As part of your response, please explain in detail your basis and rationale for the treatment used for US GAAP purposes. We may have further comment upon receipt of your response.

Fiat Response:

We respectfully refer the Staff to the disclosure provided in Note 38(g) to our Consolidated Financial Statements (on page F-94 of our 2005 Form 20-F) for a description of the US GAAP accounting treatment of the securitization transactions noted in the Staff’s comment and to the detailed disclosures provided on pages F-104 through F-111 of the 2005 Form 20-F regarding the securitization transactions the Company entered into in various countries, which resulted in our inclusion of a specific related line item in our required reconciliation of our net income and stockholders’ equity under IFRS to those measures calculated in accordance with US GAAP (no reconciling items arise on factoring transactions).

Under US GAAP the Company accounts for these transactions in accordance with SFAS 140. In particular, the Company believes that the US GAAP criteria to derecognize the receivables and account for the transactions as a sale have been met, since the transferred assets are isolated and beyond the control of the Company, generally through the transfer of the receivables to a bankruptcy-remote special purpose entity that meets the requirements set forth in SFAS 140. Accordingly, the Company (1) derecognizes the assets sold, (2) records the consideration received as the proceeds of the sale, (3) measures and records the fair value of the retained interest, and (4) recognizes any gain or loss on the sale in income.

Contractual Obligations, page 94

3.  We note that the amount of long-term debt reflected in the table of contractual obligations on page 94 does not agree to the amount reflected in the December 31, 2005 balance sheet on page F-3. Please tell us the reasons for this difference and please reconcile and revise these disclosures in any future filings.

Fiat Response

Fiat respectfully informs the Staff supplementally that the difference between the Long-term debt obligations reflected in the table of Contractual Obligations can be reconciled to the amount in the December 31, 2005 balance sheet as follows:

(in millions of euros)	Ref.	Amount

Debt reflected in the December 31, 2005 balance sheet	F-3	25,761
Less:
Asset-backed financing	F-3	(10,210)
Capital (Finance) lease obligations	F-71	(145)
Total debt obligations		15,406

Less:
Short-term debt obligations		(3,869)
Long-term debt obligations as reported in the table of Contractual Obligations	Page 94	11,537

The amount reported as Long-term debt obligations in the Contractual Obligations table on page 94 of the 2005 Form 20-F is that of our bonds, borrowings from banks and other debt (excluding finance lease obligations, which are reported in a separate line item in the table of Contractual Obligations), that at inception had a contractual maturity greater than one year. We have also excluded our asset-backed financing from this line item, as this debt will be repaid with the cash collected from the securitized receivables.

Based on the above considerations, we believe that the amount reflected in the table of Contractual Obligations is appropriate. We will, however, comply with the Staff’s request by enhancing our Contractual Obligations disclosure in the 2006 Form 20-F and future filings so as to clarify the amounts included and excluded from the table.

Consolidated Balance Sheet, page F-3

4.  We note the presentation in your consolidated balance sheet of the captions entitled “total assets adjusted for asset-backed financing transactions” and “total stockholders’ equity and liabilities adjusted for asset-backed financing transactions”. Please explain why you believe the presentation of these captions is appropriate and in accordance with the guidance in IAS 1 of other relevant technical accounting literature. We may have further comment upon review of your response.

Fiat Response

We respectfully inform the Staff supplementally that while we recognize that IFRS does not require such amounts to be separately presented on the face of the balance sheet, we also believe that such presentation is both permitted under IFRS and adds useful information for investors and analysts, as these asset-backed financing transactions are significant to the Company’s activities and its results of operations. This disclosure assists the reader in evaluating the significant effect of the Company’s accounting policy regarding financial assets actually sold but not derecognized under IFRS, by excluding that portion of our overall debt that will be repaid with the cash collected from the securitized receivables. As IAS 1.69 indicates that “additional line items, headings and subtotals shall be presented on the face of the balance sheet when such presentation is relevant to an understanding of the entity's financial position”, we believe that the presentation of these line items is permitted under IFRS and relevant to the users of our financial statements.

Consolidated Statement of Cash Flows, page F-4

5.  We note that you have presented the various cash flows associated with the sale of vehicles with a buy-back commitment on a net basis in a single line item in the operating activities section of your consolidated statement of cash flows. Please explain in further detail why you believe it is appropriate to present these cash flows on a net or combined basis in your statement of cash flows. Your response should explain why you believe the treatment used is in accordance with paragraph 22 of IAS 7.

Fiat Response

We respectfully inform the Staff supplementally that buy-back agreements are vehicle sales agreements that include an option that allows the buyer to require us to buy-back the vehicle at a fixed date and for a fixed price. Under IAS 18, sales of new vehicles with such a buy-back commitment do not meet the criteria for revenue recognition, because the significant risks and rewards of ownership of the goods are not necessarily transferred to the buyer. Consequently, we account for our sales of vehicles sold pursuant to buy-back agreements as operating lease transactions.

The cost of vehicles sold with a buy-back commitment by our Fiat Auto automobiles sector is recorded in inventory, since this sector’s buy-back agreements generally have a short term buy-back commitment (i.e., less than one year). The cost of vehicles sold with a buy-back commitment by our Iveco commercial vehicle sector is capitalized in property, plant and equipment, since the related period of time in these agreements is significantly longer. The difference between the carrying value of the relevant vehicles (corresponding to their manufacturing cost) and their estimated resale value (net of refurbishing costs) at the end of the buy-back period is charged to income on a straight-line basis over the buy-back period. The initial sale price received is recognized as an advance payment (liability). The difference between the initial sale price and the buy-back price is recognized as operating lease revenue on a straight-line basis over the duration of the buy-back commitment, with the related liability correspondingly decreasing.

As demonstrated by the example below, in the case of a transaction with a short-term buy-back commitment put in place by the Fiat Auto sector, the effects arising from the buy-back transaction all represent cash flows from operating activities, more specifically, changes in the working capital (inventory, payables) of the company. Except for the non-cash revenue recognized over the buy-back period and the non-cash charge to income for the difference between the manufacturing cost and estimated resale value during the buy-back period, all other changes would be presented in the line item “Changes in working capital” in the Company’s statement of cash flows. Instead, the Company believes that it is more meaningful to present the entire impact of the buy-back commitment separate from other line items with an impact on cash flow from operations. The Company has also disclosed in its cash flow statement that the amortization and depreciation line item excludes the charges for vehicles under long-term buy-back commitments.

Example of cash flows for a short term buy-back commitments

The effect on the cash flow statement arising from short term buy-back transactions can be illustrated by an example. For this example we make the following assumptions:

Duration of the agreement:       10 months
Date agreement signed:                 July 1, 2005
Production cost:                      100
Sales price:                       120
Buy back price:                         90
Resale price:                             95

Cash flows from/used in production and initial sale of the vehicle

The buy-back transaction generates the following impacts on cash flows (with a very quick turnover of cash flows (see the paragraph 22 b) of IAS 7) upon the initial sale of the vehicle.

-
In relation to the production of the vehicle, the Company reports a cash flow used in operating activities of 100 determined by the payment of trade payables and other payables arising from its acquisition of the necessary raw materials and its payment of relevant personnel costs.

-	In relation to the sale of the vehicle with a buy-back commitment the Company reports under the cash flow statement the following effects:

	From production of the vehicle	From the sale with buy-back	Total initial cash flow

Effect on cash and cash equivalents at the beginning of the period			0
Cash flows from (used in) operating activities during the period	(100)	120	20
Cash flows from (used in) investment activities during the period	-	-	-
Cash flows from (used in) financing activities during the period	-	-	-
Total change in cash and cash equivalents	(100)	120	20
Effect on cash and cash equivalents at the end of the period			20

Where the cash flow from operating activities has been determined as follows:

Amount

Profit before taxation	0
Adjustment for increase in Inventory (assets sold with a buy-back commitment)	(100)
Adjustment for increase in Other payables (advances on buy-back)	120
Cash generated from operations	20

As can be seen from the tables above, the related cash flows only affect working capital items in the statement of cash flows.

Cash flows arising during the contract period

No cash flows arise from the recognition of revenues from lease installments (since the entire sales amount is already paid by the customer) and the straight-line charge to income relating to the reduction in value of the vehicle recorded in inventory. Ordinarily, these non-cash items would be presented as non-cash reconciling items in the cash flow statement to reconcile net income to cash generated from operations. However, these non-cash items are offset by the same change in working capital during the period. We do not believe that it would be beneficial to users of the financial statements to separate these non-cash movements within our reported cash flows from operations.

At the end of the buy-back transaction, the Company recognizes the following effects on the cash flow statement from the repurchase of the vehicle and from its final sale:

	From the vehicle repurchase	From the final sale	Total final cash flow

Effect on cash and cash equivalents at the beginning of the period			20
Cash flows from (used in) operating activities during the period	(90)	95	5
Cash flows from (used in) investment activities during the period	-	-	-
Cash flows from (used in) financing activities during the period	-	-	-
Total change in cash and cash equivalents	(90)	95	5
Effect on cash and cash equivalents at the end of the period			25

Where the cash flow from operating activities after the initial sale has been determined as follows:

Amount

Profit before taxation (inclusive of the margin on the buy-back transaction plus the gain on the resale)	25
Adjustment for decrease in Inventory (assets sold with a buy back commitment)	100
Adjustment for decrease in Other payables (advances on buy-back)	(120)
Cash generated from operations during the period	5

Long term buy-back commitments

In the case of transactions with a long term buy-back commitment, such as those in place at the Iveco sector for the sale of commercial vehicles, the accounting is similar to that described above. The only difference is that the vehicles are recorded under property, plant and equipment (instead of inventories) under the separate line item “Assets sold with a buy-back commitment” (see Note 14 to our Consolidated Financial Statements on page F-36 of the 2005 Form 20-F), since the buy-back period generally exceeds one year.

Notwithstanding the classification of these vehicles under property, plant and equipment, the cash flows for these transactions are recorded in the same manner as the cash flows for the short term buy-back commitments. The Company considered whether the cash flows relating to the manufacturing cost of the vehicle should be recorded as cash flows from investing activities, since the vehicles are classified under property, plant and equipment, but concluded that such treatment would not reflect the substance of these transactions. Although vehicles sold under buy-back commitments will generate future income for the Company, the cash flows from those assets are generated on their initial sale. The Company considered that according to paragraph 16 of IAS 7, cash flows arising from investing activities should represent the extent to which expenditures have been made for resources intended to generate both future income and future cash flows. In this case the vehicles will no longer generate cash flows after the initial sale, and we therefore determined that such treatment would not be appropriate.

We would also like to bring one final consideration to the Staff’s consideration in this respect: the Company believes that the presentation of long-term buy-back transactions we have adopted properly reflects the fundamental differences between these transactions and those in which the Company leases vehicles to retail customers under operating lease agreements. In these latter cases, at the inception of the transaction, the Company uses resources in investing activities that will generate both future income and future cash flows as the customer makes payment of the contractual lease installments. These cash flows are therefore presented as “Cash flows from (used in) investment activities”.

Consolidated Statements of Cash Flows, page F-4

6.  We note your net presentation of “(gains) losses and other non-monetary items” under cash flows from (used in) operating activities and “net change in financial payables and other financial asset/liabilities” under cash flows from (used in) financing activities. We note that you disclose in footnote (a) that this includes, amongst other items, unusual financial income of €858 million and a gain of €878 million realized from the sale of an investment. In this regard, please describe for us in greater detail the individual items and amounts which comprise the (gains) losses and other non-monetary items and the net changes in financial payable and other financial assets/liabilities, and explain to us how your net presentation of such amounts meets the criteria outlined in paragraph 22 of IAS 7 for reporting cash flow on a net basis.

Fiat Response

We respectfully inform the Staff supplementally that the amount of “(gains)/losses and other non monetary items” presented under cash flows from (used in) operating activities comprises the following amounts:

(in millions of euros)	Amount

Unusual financial income on Mandatory Convertible facility	(858)
Gain on disposal of the investment in Italenergia Bis	(878)
Gain on disposal of Palazzo Grassi S.p.A. subsidiary	(23)
Other gains from the sale of investments	(4)
Impairment of PPE and intangible assets	209
(Gains)/losses on disposal of PPE	(109)
Impairment of financial assets	126
Reversal of impairment of investments	(24)
Total (Gains)/losses and other non-cash items	(1,561)

These amounts relate to the reversal of gains and losses from divestitures, whose gross cash receipts are classified in the cash flows from investing activities, and income/expenses that did not require the use of cash or cash equivalents, and therefore are added to or subtracted from profit and loss in order to determine the cash flow from operating activities under the indirect method, in accordance with paragraph 18(b) of IAS 7. Additional details with respect to these gains on disposals and the €858 million in unusual financial income are provided in Item 5 of the 2005 Form 20-F on pages 76 and 77. The Company will comply with the Staff’s request by enhancing the disclosure in note (a) to the statement of cash flows to be included in the 2006 Form 20-F and future filings so as to provide more detail about the non- cash items included in this line item.

The amount of net changes in financial payables and other financial assets/liabilities for 2005 and 2004 includes the following items:

(in millions of euros)	2005	2004

Issuance of new bonds	-	424
Repayment of bonds	(1,868)	(2,786)
Issuance of other medium-term borrowings	916	832
Repayment of other medium-term borrowings	(1,175)	(1,918)
Net change in loans from banking activities	93	(858)
Net change in asset backed financing	(1,005)	37
Net changes in short-term borrowings and other assets/liabilities	200	1,195
Total change in financial payables and other asset/liabilities	(2,839)	(3,074)

The amounts in the table above relating to “Repayment of bonds” and “Repayment of other medium-term borrowings” for 2005 do not reflect the reduction of approximately €4.8 billion in our total debt arising from the conversion into equity of the Mandatory Convertible Facility and the Italenergia Bis non-cash transaction, each of which is described in more detail in Note 28 to our Consolidated Financial Statements in the 2005 Form 20-F, as well as in the discussion of our Liquidity and Capital Resources in Item 5 (see page 88). Those transactions were excluded from the cash flow statements in accordance with paragraph 43 of IAS 7, as they did not require the use of cash or cash equivalents.

The item “Net change in asset backed financing transactions” refers to changes in receivables sold by the Company through certain securitization and factoring transactions. The terms of these transactions do not meet IAS 39 derecognition requirements, and include factoring transactions of short-term trade and financial receivables with a short duration and a quick turnover, as well as wholesale and retail securitization transactions, performed by our financial services companies on a non recurring basis. Additional details of relevant cash flows of securitization transactions are reported in Note 38 “supplementary disclosures - (vi) securitizations” to our Consolidated Financial Statements in the 2005 Form 20-F (see pages F-104 to F-111).

The items “Net changes in other short term borrowings and other assets/liabilities” and “Net change in loans from banking activities” refer to net changes in borrowings from banks, other debts, other financial assets and liabilities, and changes in deposits from and loans to customers of our banking subsidiary, which are primarily short-term transactions with a quick turnover.

The Company therefore believes that the detail provided in the table above is appropriate and will comply with the Staff’s request by adding additional line items with respect to the issuance and repayment of bonds or other significant medium-term financing to the face of the cash flow statements to be included in the 2006 Form 20-F and future filings, as well as maintaining equivalent disclosure with respect to these transactions as was already included in Note 28 to our Consolidated Financial Statements in the 2005 Form 20-F (see pages F-67 to F-71).

Significant Accounting Policies, page F-7
Scope of Consolidation, page F-21

7.  We note from your disclosure on page F-22 that you completed certain acquisitions and divestitures during fiscal 2005 and that you present the effect of the acquisitions and divestitures on the Group’s assets and liabilities in the aggregate. Please tell us whether any of the acquisitions were considered individually material and if so, revise future filings to include all disclosures required by paragraph 67 of IFRS 3. If none of the acquisitions were individually material, then the information provided by paragraph 67 should be disclosed in the aggregate for business combinations effected during the reporting period that are individually immaterial and future filings should be revised, accordingly.

Fiat Response

We will comply with the Staff's request by enhancing the disclosures provided on page F-22 and F-23 of the 2005 Form 20-F in the 2006 Form 20-F and future filings to include all disclosures required by paragraph 67 of IFRS 3. Fiat respectfully informs the Staff supplementally that none of the acquisitions was individually material and that all such acquisitions related to the buy-out of a minority interest or the share held by a joint venture partner.

(5) Other income (expense), page F-25

8.  Reference is made to the amounts included in Other income relating to the “release of excess provisions” of €177 and €104 million and “prior period income” of €294 and €352 million at December 31, 2005 and 2004 respectively. Please describe for us in greater detail the nature, facts and circumstances which resulted in the release of excess provisions and the recognition of prior period income. As part of your response, please explain why you believe it is appropriate to recognize such amounts in fiscal 2005 under both IFRS and US GAAP. Please similarly address the amounts included in Other expenses relating to the “Prior period expenses” of €186 and €220 million at December 31, 2005 and 2004 respectively. Also, describe for us in greater detail the nature of the amounts relating to “Charges for other provisions” of €533 and €450 million at December 31, 2005.

Fiat Response

Release of excess provisions (€177 million in 2005 and €104 million in 2004)

We respectfully inform the Staff supplementally that the primary component of the release of excess provisions in 2005 was the release of a portion of the provision for benefit costs at our CNH subsidiary that amounted to €106 million and arose as a result of changes made to the underlying benefit plans in 2005; as described more fully in our response to Staff comment no.12 below, a similar release from the same provision during 2004 had totaled €22 million. The remaining amounts for each of 2005 and 2004 reflected in this line item represent the positive component of changes in our estimates for provisions established in prior periods with respect to contractual and commercial risks and disputes that are recorded on our balance sheet under the caption “Provision for other risks” (for additional details on the content of such balance sheet caption, please refer to our response to Staff comment no. 13). Negative changes in these estimates are included in “Charges for other provisions”, as discussed in more detail below.

Prior period income (€294 million in 2005 and €352 million in 2004) and prior period expenses (€186 million in 2005 and €220 million in 2004)

We respectfully inform the Staff supplementally that “Prior period income” and “Prior period expenses” relate to changes in estimates of amounts recorded in prior years with respect to other assets and accrued liabilities mainly related to receivables and payables. Both under IFRS and under US GAAP, the Company recognizes liabilities and payables under the accrual method of accounting. At each closing date, each Group company estimates the amount of payables for which the related supplier invoices had not yet been received, together with the amount of debit and credit notes not yet received. If in subsequent periods a change occurs that results in a higher or lower amount than initially accrued, the difference is recorded under “Prior period income” or “Prior period expenses” in the subsequent period.

However, we believe that it is important to note that the amounts of prior period income and expenses are inter-related. Under applicable Italian tax legislation, the Company is required to record these changes on a gross basis, which means that rather than recording a change in the relevant accruals on a net basis, an accrual is released to “prior period income” and the final amount of the actual liability is recorded through “prior period expenses”. The amount of the change in estimate is therefore only the difference between prior period income and expenses. The related net amounts accounted for in the line item “prior period income/expenses” for 2005 and 2004 amounted to €108 million and €132 million, respectively.

Charges for other provisions (€533million in 2005 and €450 million in 2004)

We respectfully inform the Staff supplementally that the amount of “Charges for other provisions” of €533 million and €450 million in 2005 and 2004, respectively, represent the amounts of new charges to the provisions for other risks recorded in connection with contractual and commercial risks described above recognized during the period, together with negative changes in estimates on provisions in prior periods. Please refer to our response to the Staff’s comment no. 13 for further details regarding the nature of these provisions.

(8) Other unusual income (expenses), page F-26

9.  Please explain in further detail why as part of your agreement with General Motors to terminate the 2000 master agreement that had governed your former industrial alliance (the “Master Agreement”) and related joint ventures, GM was required to pay €1.56 billion for which you recognized a gain of €1,134 million. Also, tell us how you calculated the gain and why gain recognition was considered appropriate. Also, please indicate whether this gain was also recognized under US GAAP and if so, explain why you believe the treatment was appropriate.

Fiat Response

We respectfully inform the Staff supplementally that Fiat held a put option to sell its interest in Fiat Auto to General Motors (“GM”) as part of the parties’ Master Agreement, which had been entered into in 2000. On February 13, 2005, Fiat and GM reached a settlement agreement terminating the Master Agreement (including the put option) and settling certain disputes between the parties, in which GM agreed to pay Fiat approximately US$ 2.0 billion (the equivalent of €1.56 billion), to return to Fiat its 10% equity interest in Fiat Auto, to unwind all joint ventures (except for one joint venture in Poland) and to acquire from Fiat a co-ownership right in the JTD engine technology developed by Fiat.

The return to Fiat of GM’s 10% equity interest in Fiat Auto in accordance with the termination agreement did not result in additional attributed value, as this interest had a book value equal to zero in the Company’s consolidated financial statements. Fiat’s receipt of €1.56 billion in cash related to the following items, as defined in the termination agreement with General Motors. We provide more detail with respect to our accounting for each of the two largest items in the notes below the table:

(in millions of euros)	Notes	Amount

Consideration for the settlement of the disputes, including cancellation of the put option	(a)	1,134
Balancing payment on Joint Ventures dissolution	(b)	381
Other payments on the sale of specific assets	(c)	45
Total cash-in		1,560

Notes:

(a)
This consideration resulted in a gain of €1,134 million, net of related expenses (mainly legal expenses) of €1 million. Gain recognition was considered appropriate under both IFRS and US GAAP since Fiat had no further obligation as a result of the negotiated cancellation of the put option and settlement of the parties’ disputes. Fiat had no other significant form of continuing involvement with General Motors after the settlement.

(b)
Fiat and General Motors had formed the Fiat-GM Powertrain joint venture through the respective contribution of certain businesses. As part of the agreement to liquidate the joint venture, Fiat and General Motors agreed that each the businesses the parties had contributed would be returned to their respective original owner. The termination agreement also provided that each of the two former partners should receive businesses of equal net asset value, with any differences in the respective net asset values of the two groups of businesses settled by a balancing payment from one party to the other. Consequently, the liquidation of the Fiat-GM Powertrain joint venture had no impact on Fiat’s income or net equity under IFRS. However, as the equity calculated under US GAAP differed from that calculated under IFRS by €26 million , this difference was included as a gain in the “other” reconciling item presented in Note 38 (k.i)- Adjustments on equity method investees to our Consolidated Financial Statements in the 2005 Form 20-F.

(c)
This amount primarily represents the payment made by GM in order to acquire its co-ownership rights in intellectual property underlying the JTD engine technology. Most of this technology had been developed by Fiat Auto on its own prior to the signing of the 2000 Master Agreement and the formation of the Fiat-GM Powertrain joint venture. During the life of the joint venture, although Fiat and GM had shared final development costs, intellectual property right belonged exclusively to Fiat Auto. Fiat recognized this part of the settlement amount in income, as Fiat Auto was not going to incur any additional subsequent costs/gains, or have any other obligation as a result of the co-ownership of the JTD intellectual property rights, given that these relates to older technology that is no longer used by Fiat Auto in its new models.

(12) Earnings per share, page F-32

10.  Please tell us and revise future filings to explain how the profit attributable to ordinary and preference shares and saving shares are determined in your calculation of earnings per share.

Fiat Response

We respectfully inform the Staff supplementally that the profits attributable to ordinary shares, preference shares and saving shares (as reported on page F-32 of our 2005 Form 20-F) are determined in accordance with their dividend rights and other rights to participate in undistributed earnings as described in paragraphs 12 and A14 of IAS 33.

In 2004, all classes of equity shared equally in the loss and in 2005, no preference right arose to the different classes of equity because the Company was unable to pay dividends, since it did not maintain “distributable net income” as defined in the Company’s by-laws. The loss and earnings per share were therefore calculated by allocating the “Group interest in net result” to each class of equity based on the weighted average number of shares outstanding for each class of equity in proportion to the total weighted average number of shares outstanding.

We will comply with the Staff’s request by including additional textual disclosure as to our basis for this calculation in the 2006 Form 20-F and future filings.

(25) Stockholders’ equity, page F-51
(i) Capital Stock, page F-52

11.  Reference is made to you disclosure regarding the “Fiat ordinary share warrants 2007” on page F-53. Please clarify for us whether any of the “Fiat ordinary share warrants 2007” are currently outstanding as of December 31, 2005 and if so, tell us and revise future filings to disclose the number of warrants issued and outstanding, and how such warrants are valued and accounted for within the financial statements under both IFRS and US GAAP. Your response and revised disclosure should include the significant terms and conditions of the warrants including the warrant exercise price and maximum amount set for which the warrant holder may receive in cash the difference between the average official market price in December 2006 and warrant exercise price in lieu of Fiat shares to be issued, We may have further comment upon receipt of your response.

Fiat Response

We respectfully inform the staff supplementally that the “Fiat Ordinary Share Warrants 2007” were issued in 2002 and could be exercised only during the month of January 2007. The number of warrants issued and outstanding at December 31, 2005 was 65,509,168.

The terms of the Warrants gave the holder the right, during this one-month exercise period, to acquire new Fiat Ordinary shares at a price of €29.364 per share, in the ratio of one Share for every four Warrants held (with Fiat also having an option of settling the warrants in cash). As the market price for Fiat Ordinary Shares during January 2007 was less than the exercise price, an insignificant number of warrants were exercised (4,676 warrants were exercised with the issuance of 1,169 shares for a total amount of €34,326, inclusive of the related additional paid-in capital). As the terms of the warrants provided that all unexercised warrants would expire at the end of the exercise period, all of the residual warrants expired as of January 31, 2007 and none remains issued or outstanding.

Under IFRS the warrants were initially measured at fair value and reported in stockholders’ equity. Subsequent changes in the fair value of the equity instrument were not recognized in the financial statements in accordance with IAS 32.36. Similarly, under US GAAP, following the guidance under EITF 00-19, these instruments were initially measured at fair value and reported in permanent equity, and subsequent changes in fair value were not recognized as long as the contracts remained classified as equity.

Since the fair value of the publicly traded warrants upon issuance was only €18 million (€0.28 per warrant), the warrants were not separately reflected in stockholders’ equity under IFRS or US GAAP, but rather recorded as part of capital reserves. Also note that for purposes of EPS calculations, both under IFRS and US GAAP, these warrants have been anti-dilutive.

We will comply with the Staff’s request by enhancing our disclosure in the 2006 Form 20-F and future filings to include a more detailed description of the transaction and the related accounting treatment, as well as making clear that substantially all of the warrants expired unexercised as of January 31, 2007 and that therefore no warrants remain issued or outstanding.

(26) Provision for employee benefits, page F-61

12.  Reference is made to your disclosure regarding the changes in scope of consolidation and other changes. Please explain to us and revise future filings to disclose in further detail the type of changes made to the plans which led to the release of provisions of €106 million to income during 2005.

Fiat Response

We respectfully inform the Staff supplementally that the release of €106 million in provisions mainly related to plan amendment gains in benefit plans at the North American operations of our subsidiary CNH Global N.V. Under IAS 19, to the extent that the benefits are already vested, gains from the changes to the benefits are recognized immediately. Under US GAAP, these gains are deferred as described in more detail in Note 38 (d) (iv) to our Consolidated Financial Statements in the 2005 Form 20-F. The changes in question mainly arise from a number of amendments to the “CNH Health & Welfare Plan”, “CNH Employee Group Insurance Plan” and “CNH Retiree Medical Savings Account Plan” that occurred during 2005. In particular:

-
During 2005, the plans were amended to change the health care provider options (i.e., PPO’s), which increased retiree coinsurance, deductibles, and out-of-pocket maximums for the long-term disability group. This was to done to align the long-term disability group with the rest of the participants.

-
On March 21, 2005, the United Auto Workers (“UAW”) ratified a new labor contract for covered CNH employees that is to remain in effect through 2011. Included in the new contract were changes to certain features of the medical plan, elimination of drug coverage for Medicare eligible retirees beginning in 2007, and changes in the approach for sharing the impact of future inflation in medical costs applicable to active employees as of November 1, 2004.

-
During July 2005, the benefits for all non-union, hourly, and salary participants were adjusted consistent with the changes made to the UAW benefits discussed above. Beginning on January 1, 2007, the drug coverage for Medicare eligible retirees will be eliminated. There were also changes to the drug coverage for participants under the age of 65 and changes to the approach for sharing the impact of future inflation in medical costs.

-	During 2005, as part of the changes made in connection with the UAW’s ratification of the contract, CNH’s hourly non-represented employees were added as participants effective as of January 1, 2006.

We will comply with the Staff's request by providing additional disclosure regarding these changes to the plans in the 2006 Form 20-F and future filings.

(27) Other provisions, page F-66

13.  Reference is made to the amount representing the provision for “Other risks” in the amount of €3,143 and €2,368 million at December 31, 2005 and 2004, respectively. Please explain to us and revise future filings to describe in further detail the nature and the amounts of the provisions set aside by the individual companies for contractual and commercial risks and disputes. Your response and revised disclosure should also address how each significant component of the provision is calculated or determined.

Fiat Response

The provision for “Other risks” includes several unrelated provisions, the significant balances of which are as follows.

(in millions of euros)	At December 31, 2005	At December 31, 2004

Sales incentives	856	658
Legal proceedings and other disputes	598	406
Commercial risks	877	614
Environmental risks	149	156
Indemnities	83	85
Other reserves for risks and charges	580	449
Other risks	3,143	2,368

Accordingly, we will comply with the Staff’s request by including in the 2006 Form 20-F and future filings disclosure regarding the nature and the amounts of the principal categories of provisions included in the “Provision for Other Risks”.

The provisions included in the “Provision for Other Risks” are accrued when it is deemed probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The primary categories of provisions included in this item are those relating to the following:

Sales incentives

These provisions relate to sales incentives that are offered on a contractual basis to the Company’s dealer networks, primarily on the basis of the dealers achieving a specific cumulative level of revenue transactions during the calendar year. This provision is estimated based on the information available regarding the sales made by the dealers during the calendar year. This provision also includes sales incentives such as cash rebates announced by the Company and provided by dealers to customers, for which the dealers are reimbursed. The Company records these provisions when it is probable that the incentive will be provided and the Company’s inventory is sold to its dealers. The Company estimates these provisions based on the expected use of these rebates with respect to the volume of vehicles that has been sold to the dealers.

Legal proceedings and other disputes

This provision represents management’s best estimate of the liability to be recognized by the Company with regard to:

-	Legal proceedings arising in the ordinary course of business with vendors, customers or regulators (such as contractual or patent disputes).

-	Legal proceedings involving claims with active and former employees.

-	Legal proceedings involving different tax authorities.

None of these provisions is individually significant. Each Group company recognizes a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the probable liability, each Group company evaluates their legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the Company and others in similar situations and the Company’s intentions with regard to further action in each proceeding. Fiat’s consolidated provision aggregates these individual provisions established by each of the Group’s companies.

Commercial risks

This provision includes the amount of obligations arising in connection with the sale of products and services such as extended warranty agreements and maintenance contracts. An accrual is recorded when the expected costs to complete the services under these contracts exceed the revenues expected to be realized.

This provision also includes management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a larger recall of vehicles. This provision for risks is developed through an assessment of reported damages or returns on a case-by-case basis.

Environmental risks

Based upon currently available information, the reserve represents management’s best estimate of the Company’s potential environmental obligations. Amounts included in the estimate comprises direct costs to be incurred in remediation, decommissioning, restoration and monitoring activities associated with current or formerly owned facilities and sites. This provision also includes costs related to claims on environmental matters.

Indemnities

The reserve for indemnities relates to contractual indemnities provided by the Company in connection with significant divestitures carried out in 2005 and prior years. These liabilities primarily arise from indemnities relating to contingent liabilities in existence at the time of the sale, as well as those covering any breach of the representations and warranties provided in the contract and, in certain instances, environmental or tax matters. These provisions were determined estimating the amount of the expected outflow of resources, taking into consideration the relevant level of probability of occurrence.

Other provisions for risks and charges

The Fiat Group consolidates approximately 450 entities, each of which is affected by a large number and variety of individually insignificant risks, depending on their own different type of business, countries of operation and/or relevant legislation. This provision aggregates those individually insignificant risks.

(32) Guarantees granted, commitments and contingent liabilities, page F-73
(ii) Other commitments and important contractual rights, page F-73

14.  We note your disclosure related to the put option issued in connection with the sale of shares representing 51% of Fidis Retail Italia to Synesis Finanziaria S.p.A. Please tell us whether the issuance of the put option resulted in any accounting consequence under either IFRS or US GAAP and if so, describe for us how the put option issued to Synesis Finanziaria was valued and accounted for within the financial statements. If no accounting was required, please explain why and provide us with the authoritative literature which you relied upon in determining the appropriate accounting treatment. Further, we also note a tag along option exists in the event there is a change of control of Fiat or Fiat Auto subsequent to January 31, 2008. Please similarly explain how the tag along option has been valued and accounted for within your financial statements and provide us with the basis of your conclusions.

Fiat Response

We respectfully inform the Staff supplementally that the put option to which reference is made consists of the right of Synesis Finanziaria S.p.A. (“Synesis”) to sell the 51% share in Fidis Retail Italia (“FRI”) it acquired from Fiat Auto back to Fiat Auto in the event that: (i) the Giovanni Agnelli Group no longer controls the Fiat Auto Group or (ii) Fiat Auto decides to sell the shares it holds in FRI (in whole or in part).

The events that would result in the Giovanni Agnelli Group (which currently holds approximately 30% of the share capital of Fiat S.p.A. and has de facto controlled the Fiat Group for decades) no longer having control over the Fiat Auto Group are not in the control of Fiat and concern specific and detailed circumstances whose probability of occurrence has always been considered to be remote.

In the event that Synesis exercises such right following a triggering event occurring before January 31, 2008, the option shares are to be purchased by Fiat Auto at a price equal to the initial purchase price paid by Synesis to Fiat Auto, plus an agreed return on investment of 8% per year, such amount being adjusted for capital contributions and distributions from FRI to the partners. If the triggering event occurs after January 31, 2008, then Synesis would have the right to require Fiat Auto to sell, along with its shares, also the shares held by Synesis (i.e. tag along right) at a price established as follows:

•	In the event of a change of control, the purchase price for the shares shall be equal to the price mentioned above, plus 8% interest from January 31, 2008 through the date of transfer of the shares;

•
In the event of sale (in whole or in part) by Fiat Auto of its remaining participation in FRI, the transfer of the shares of Synesis shall occur on the same terms and conditions offered by the third party to Fiat Auto for the purchase of its FRI shares, only modified for the difference in the number of shares of FRI held by Synesis. In the event that the third party refuses to purchase the FRI shares held by Synesis along with the shares held by Fiat Auto, Fiat Auto would irrevocably be required to purchase the shares of Synesis at the price determined as described above.

The Company concluded that the Synesis put option described above did not have any accounting consequences under IFRS or US GAAP given that:

•
The put option and tag along rights are considered contingent written put options that can only be exercised if the Giovanni Agnelli Group would cease to control Fiat Auto or if Fiat Auto decides to sell its interest in FRI. The probability that the Giovanni Agnelli Group would lose control over the Fiat Group or Fiat Auto was deemed remote and a sale of FRI by Fiat Auto was within the control of the Fiat Group.

•	If the put option were recorded at fair value, it would not be expected to have a material value since the probability of its exercise is considered remote.

15.  We note that you are subject to a put contract with Renault in connection with their investment in Teksid as disclosed on pages F-74 and F-75. Please tell us and revise future filings to disclose in greater detail how the put option has been valued and accounted for within the financial statements under both IFRS and US GAAP and provide us with the basis for your conclusions.

Fiat Response

[Redacted Pursuant to a Request for Confidential Treatment]

(v) Contingent liabilities, page F-75

16.  We note in connection with significant asset divestitures carried out in fiscal 2005 and in prior years you provided for indemnities to purchasers relating to contingent liabilities in existence at the time of sale, as well as breach of representations and warranties and other matters, and at December 31, 2005, the potential obligations with respect to these indemnities are approximately €750 million; however, it is unclear to us from your disclosures whether any amounts relating to potential obligations have been accrued. In this regard, please advise and revise future filings to disclose whether you have accrued for any amounts under both IFRS and US GAAP. Your response and revised disclosure should include how you calculated or determined any provision recognized and why you believe the amount accrued or lack thereof, is deemed appropriate.

Fiat Response

We respectfully inform the Staff supplementally that we estimated, that our potential exposure for indemnities to purchasers in connection with significant divestitures carried out in fiscal year 2005 and in prior years amounted to €833 million at December 31, 2005. Of that amount, we recorded under both IFRS and US GAAP a provision for €87 million, which was the portion of the exposure that was deemed probable, leaving €746 million (disclosed as €750 million in Note 32) of residual potential obligations. As noted above in our response to Staff comment no. 13, the €87 million provision was determined by estimating the amount of the expected outflow of resources, taking into consideration the relevant level of probability of occurrence .We will comply with the Staff’s request by enhancing the related disclosure in the 2006 Form 20-F and future filings to clarify that the €750 million represents an estimate of the potential exposure that was not accrued.

Note (38): Significant differences between IFRS and United States generally accepted accounting principles (US GAAP), page F-86

General

17.  Given the significant differences that exist between your net income and stockholders’ equity determined in accordance with IFRS and US GAAP at both December 31, 2005 and 2004, please consider revision future filings to include condensed financial statements for each period presented in accordance with US GAAP. At a minimum, future filings should be revising to include disclosure of your operating income as determined along with a discussion of any items that are accounted for and/or classified differently between IFRS and US GAAP.

Fiat Response

We respectfully inform the Staff supplementally that our current financial reporting system is set up in a manner that only enables us to provide a reconciliation of shareholders’ equity from IFRS to US GAAP. We do not collect sufficient detail to provide information about the impact that reconciling items between IFRS and US GAAP may have on the classification of items in our balance sheet or cash flow statement under US GAAP. We will therefore not be able to provide a condensed balance sheet or cash flow statement under US GAAP in our 2006 20-F, without significant alterations to our systems, which would in turn involve significant disruptions to the 2006 reporting process that would jeopardize the financial reporting calendar that we have communicated to the market.

However, based on the information currently available to us, we believe that we will determine and accordingly, propose to provide, the following information under US GAAP in the consolidated financial statements in our 2006 20-F and future filings in order to comply with the Staff’s request:

•	Revenues

•	Operating income

•	Total Assets

We will also enhance the narrative description of IFRS/US GAAP differences to address differences in accounting treatment that have a material impact on the measures noted above.

18.  We note from disclosure on page F-88, that the Company had accumulated other comprehensive income aggregating €48 million and €143 million, respectively at December 31, 2004 and 2005, associated with available for sale securities. Please revise the notes to the Company’s financial statements in future filings to include all of the disclosures required by paragraphs 19 through 22 of SFAS No. 115, as applicable, with respect to the Company’s available for sale securities as of each balance sheet date presented.

Fiat Response

We respectfully inform the Staff supplementally that the total of €143 million in accumulated other comprehensive income at December 31, 2005 mainly relates to unrealized gains and losses on available for sale securities in the amount of €135 million and similar unrealized gains and losses on interest-only strips arising from securitization transactions in the amount of €8 million.

We will comply with the Staff’s request by providing all of the information required by SFAS No. 115 on equity investments in the 2006 Form 20-F and future filings. We respectfully advise the Staff supplementally that we do not believe that Paragraphs 20 or 22 of SFAS No. 115 are applicable to our consolidated financial statements for the relevant periods, as the Company had no investment in debt securities classified as available for sale at either December 31, 2005 or 2004. We will comply with the Staff’s request by including such required disclosures in future filings if and to the extent they become relevant.

Description of reconciling items
(b) Expensing of development costs recognized as intangible assets, net, page F-89

19.  Please revise the reference to US GAAP accounting literature provided in footnote 38b to refer to SOP 98-1 which deals with accounting for the costs of computer software developed or obtained for internal use, rather than SOP 81-1, which deals with accounting for performance of construction-type and certain production-type contracts.

Fiat Response

We will comply with the Staff's request by changing the reference in Note 38(b) in the 2006 Form 20-F and future filings to refer to SOP 98-1.

(d) Employee benefits, page F-92

20.  Please tell us and revise the notes to your financial statements in future filings to quantify the impact that each of the differences in accounting for employee benefits described in footnotes (d.i) through (d.iv) had on the reconciliations of net income and stockholders’ equity determined in accordance with IFRS to net income and stockholders’ equity determined in accordance with US GAAP for 2005 and 2004. Your current disclosures are not considered adequate as they only describe the impact that the difference in accounting described in footnote (d.iv.) had on your net income (loss) for 2005 and 2004.

Fiat Response

We will comply with the Staff's request by providing such disclosure in the 2006 Form 20-F and future filings. As so revised, the disclosure noted in the Staff’s comment would therefore include the following detail:

	Net income (loss)		Stockholders’ equity
			At December 31,
	2005	2004	2005	2004
	(in millions of euros)
(d.i.) Italian severance indemnity (TFR)	(38)	(29)	(83)	(21)
(d.ii.) Actuarial gains and losses	(131)	(92)	952	1,042
(d.iii.) Additional minimum liability	-	-	(607)	(641)
(d.iv) Plan amendment and curtailments	(91)	(17)	(108)	(17)
Total	(260)	(138)	154	363

(e) Impairment of property, plant and equipment, page F-93

21.  Please explain why the difference in accounting for impairments of property, plant and equipment under IFRS versus US GAAP had a negative impact on US GAAP net earnings of €57 million in 2005 and a positive impact on US GAAP net earnings of €72 million in 2004.

Fiat Response

We respectfully inform the Staff supplementally that, as described in Note 38 (e) to our Consolidated Financial Statements in the 2005 Form 20-F, the positive impact on US GAAP net earnings noted in the Staff’s comment arose due to the fact that an impairment charge recognized under IFRS is not recognized under US GAAP. This occurred as a result of the difference between the two-step impairment test used under SFAS No. 144 and the one-step impairment test used under IAS 36. Under US GAAP, impairment is only recognized if the carrying value of the asset exceeds the undiscounted cash flows expected to be realized from the use and eventual disposition of the asset. Under IFRS, impairment is recognized if the carrying value exceeds the discounted cash flows expected to be realized from the use and eventual disposition of the asset. In cases where the undiscounted cash flows exceed the carrying value of an asset, but the discounted cash flows do not exceed the carrying value, an impairment charge is therefore recognized under IFRS, but not under US GAAP, resulting in a positive reconciling item in the reconciliation of IFRS net earnings to US GAAP net earnings.

After the initial positive effect on US GAAP in the year in which the impairment charge is recognized under IFRS but not under US GAAP, the difference will reverse during subsequent years, since the carrying value of the asset under IFRS is lower, resulting in lower depreciation charges in subsequent years under IFRS, and therefore a negative reconciling item in the reconciliation of IFRS net earnings to US GAAP net earnings.

As a result of the IFRS/US GAAP difference described above, differences arose at Fiat’s Fiat Auto, Maserati and Metallurgical Products sectors, as detailed in the table in Note 38 (e) to our Consolidated Financial Statements in the 2005 Form 20-F. Fiat Auto recognized impairment charges under IFRS that were not recognized under US GAAP prior to 2004, which are reversing as a result of the depreciation effect noted above in 2004, 2005 and future years. Similarly, Maserati and Metallurgical Products recognized an IFRS impairment charge of €46 million and €68 million in 2004, respectively, which are reversing through the depreciation effect in 2005 and future years.

(f) Restructuring provisions, page F-94

22.  Please explain why the difference in accounting for restructuring provisions under IFRS versus US GAAP had a positive impact on US GAAP net income of €111 million in 2005 and a negative impact on US GAAP net earnings of €62 million in 2004.

Fiat Response

We respectfully inform the Staff supplementally that, as described in Note 38 (f) to our Consolidated Financial Statements in the 2005 Form 20-F, the positive impact on US GAAP net earnings noted in the Staff’s comment arises when restructuring charges are recognized under IFRS but not recognized under US GAAP. In a manner similar to that noted with respect to depreciation charges in our prior response, after the initial positive effect on US GAAP net earnings in the year in which the restructuring charges are recognized under IFRS but not under US GAAP, the difference will reverse during subsequent years if and to the extent such restructuring charges are later recognized under US GAAP, resulting in a negative reconciling item in the reconciliation of IFRS net earnings to US GAAP net earnings. It is of course possible, however that the overall impact of this effect on the reconciling item in any given year could be outweighed by the recognition of new restructuring charges under IFRS that did not yet qualify for recognition under US GAAP. In particular, the negative impact on Fiat’s US GAAP net income in 2004 noted in the Staff’s comment primarily arose from the reversal of restructuring charges that had been recognized in prior years under IFRS, whereas the positive impact in 2005 primarily arose from new restructuring plans that were recognized in 2005 under IFRS, but not under US GAAP.

(k) Other accounting differences, page F-96

23.  Please revise footnotes (k.ii) through (k.iv.) to quantify the impact that each of the differences in accounting between IFRS and US GAAP had on the reconciliations of net income and stockholders’ equity under IFRS to that determined under US GAAP for each of the periods presented. Consideration should be given to providing a tabular summary in your footnotes which reconciles the various adjustments described in footnotes (k.i) to (k.iv.) to the aggregate adjustments reflected in the reconciliations of net income and stockholders’ equity.

Fiat Response

We will comply with the Staff's request by providing such disclosure in the 2006 Form 20-F and future filings. As so revised, the disclosure noted in the Staff’s comment would therefore include the following detail, as well as an enhanced description of each of the line items:

	Net income (loss)		Stockholders’ equity
			At December 31,
	2005	2004	2005	2004
	(in millions of euros)
(k.i.) Adjustment on equity method investees	(157)	11	20	141
(k.ii.) Highly inflationary economies	17	(10)	(39)	(54)
(k.iii.) Capitalized interest on constructed or produced fixed assets	(1)	2	11	10
(k.iv) Discounting provisions	(1)	-	(4)	(3)
Other individually minor differences	11	(28)	(20)	(29)
Total	(131)	(25)	(32)	65

The line item “Other individually minor differences” includes reconciling items mainly relating to differences on provisions for risks and charges, and the valuation of the Teksid Put Option. Please refer to our response to Staff comment no. 15 for a discussion of the differences related to the Teksid Put Option.

(l) Accounting for deferred income taxes, page F-98

24.  Please tell us and revise footnote (l) to explain in further detail how the adjustments for deferred income taxes included in the reconciliations of net income under IFRS to net income under US GAAP for 2005 and 2004 were calculated or determined.

Fiat Response

We respectfully inform the Staff supplementally that the adjustment for deferred income taxes included in the reconciliation of net income under IFRS to the net income under US GAAP for 2005 and 2004, amounting to €131 million and €74 million, respectively, only represents the tax effect of each of the reconciling items described in our reconciliation of net income under IFRS to that under US GAAP. The tax effect of each reconciling item is reflected in the following table.

(in millions of euros)	2005	2004

Tax effect on reconciling items
Expensing of development costs recognized as intangible assets	31	136
Accounting for employee benefits	79	45
Impairment of property, plant and equipment	19	(24)
Restructuring provisions	(21)	20
Securitization of financial assets	9	1
Sale and leaseback transactions	42	1
Stock-based compensation	-	-
Convertendo	-	-
Other accounting differences	6	6
Total	165	185
Valuation allowance	(34)	(111)
Tax effect presented in note 38	131	74

As shown in the above table, no tax effects arose on the IFRS - US GAAP differences relating to stock-based compensation, to the “Convertendo” Mandatory Convertible Facility transaction because the gain or loss recognized under IFRS led to a permanent difference between the IFRS balance sheet and the tax basis (as calculated on the basis of Italian tax law).

As shown in the table, the reconciling items between IFRS and US GAAP can also have an effect on the valuation allowance recognized on our deferred tax assets.

In some cases, a difference between IFRS and US GAAP resulted in a reduction of deferred tax liabilities (for example those relating to research and development costs) under US GAAP, while other differences resulted in a decrease in deferred tax assets (for example those relating to the timing of the recognition certain provisions) under US GAAP. In such cases, these effects on the deferred tax asset can also have an effect on the amount of the valuation allowance to be recognized under US GAAP, as reflected in the table above. For example, if a deferred tax asset for which a valuation is recorded under IFRS increases as a result of a US GAAP difference, the valuation allowance under US GAAP increases by a corresponding amount.

We will comply with the Staff’s request by revising footnote (l) in the 2006 Form 20-F and future filings to include additional information on the calculation of the adjustments for deferred income taxes included in our reconciliations of net income under IFRS to net income under US GAAP.

(39) Transition to International Financial Reporting Standards (IFRS), page F-120

25.  Please describe for us and revise your filing to include any material adjustments required to the statements of cash flows in your transition from Italian GAAP to IFRS. If no material adjustments were required, please explain why. Refer to paragraph 38 and 40 of IFRS 1.

Fiat Response

We respectively inform the Staff supplementally that we do not intend to repeat the disclosure regarding the transition from Italian GAAP to IFRS in the 2006 Form 20-F, in accordance with paragraph 38 of IFRS 1, and therefore do not believe it necessary or appropriate to revise such disclosure in the 2006 Form 20-F or future filings.

However, we will comply with the Staff’s request by supplementally providing the Staff with the following information regarding the material adjustments required to the statements of cash flows in our transition from Italian GAAP to IFRS.

Under Italian GAAP, the statement of cash flows was consistent with the presentation criteria of IAS 7. Therefore, the transition to IFRS did not have an impact on the approach used to prepare the statement of cash flows. However, certain amounts reported in the cash flow statement changed significantly as a result of the following differences between Italian GAAP and IFRS, as detailed below:

-
Under IFRS, the cash flow statement reconciles the movements in cash and cash equivalents, whereas in the last Italian GAAP cash flow statements, the Company only reconciled the movements in cash. Under IFRS, the item “Cash” comprises cash on hand and demand deposits; the item “Cash equivalents” consists of short term, highly liquid investments that are readily convertible to cash. As indicated in Note 39 to our Consolidated Financial Statements in the 2005 Form 20-F, liquid funds and highly liquid debt securities, classified as “Securities” under Italian GAAP, were reclassified to the “Cash and cash equivalents” item under IFRS in an amount of €3,214 million and €1,896 million at January 1, 2004 and at December 31, 2004, respectively. This reclassification led to a negative impact of €1,318 million on the cash flows from investing activities arising from changes in current securities.

-
The transition to IFRS also resulted in a different scope of consolidation. Under Italian GAAP, certain subsidiaries were not consolidated if their activities were dissimilar to those of the consolidated group. In addition, the application under IFRS of SIC 12 resulted in the consolidation of certain entities that were not previously consolidated under Italian GAAP. The total impact of these differences in the scope of consolidation on our cash flows for 2005 is summarized in the table below:

(in millions of euros)	Amount

Effects on:
Cash and cash equivalents at the beginning of the period	420
Cash flows from (used in) operating activities during the period	1,413
Cash flows from (used in) investment activities during the period	(403)
Cash flows from (used in) financing activities during the period	(703)
Exchange rate differences	(20)
Total change in cash and cash equivalents	287
Cash and cash equivalents at the end of the period	707

-
Under Italian GAAP, applied research and development costs were charged to expenses when incurred. Therefore such costs were reported as part of cash flows from operating activities. Under IFRS, the Fiat Group is required to capitalize development costs that meet certain criteria. This different accounting treatment caused a classification change in the 2004 cash flow statement between cash flows provided by operating activities and the cash flows used in investing activities in an amount of €748 million.

Reconciliation of Stockholders’ Equity, page F-124

26.  Please explain the nature of the amounts included in the reconciling item Other adjustments representing €(243) and €(232) million at January 1 and December 31, 2004.

Fiat Response

[Redacted Pursuant to a Request for Confidential Treatment]

* * * * *

In accordance with the Staff’s request, Fiat acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

If you have questions on this letter or need further assistance, please do not hesitate to call us at +39-011-0063566 or +39-0110061056, our U.S. securities law counsel Michael J. Volkovitsch of Cleary Gottlieb at +39-02-726-082-10 or Alfred Popken of Deloitte & Touche LLP at 212-436-3693.

Very truly yours,

/s/ ALESSANDRO BALDI_____
Name: Alessandro Baldi
Title: Group Controller

/s/ MAURIZIO FRANCESCATTI
Name: Maurizio Francescatti
Title: Group Treasurer

cc:  Dott. Sergio Marchionne, Fiat S.p.A.
Piergiovanni Pasquarelli, Deloitte & Touche S.p.A.
Alfred Popken, Deloitte & Touche LLP
Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP